Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 16 DATED JANUARY 24, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007), supplement no. 14 dated January 17, 2007 and supplement no. 15 dated January 23, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to acquire a four-story office building containing 134,847 square feet in San Francisco, California; and

•	information regarding our indebtedness.

Agreement to Purchase the 625 Second Street Building

We have entered into an agreement to acquire a four-story office building containing 134,847 rentable square feet (the “625 Second Street Building”). On December 27, 2006, our advisor, KBS Capital Advisors LLC, entered into a purchase and sale agreement with Rosenberg SOMA Investments III, LLC to purchase the 625 Second Street Building. On January 17, 2007, the advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the 625 Second Street Building is $51,000,000 plus closing costs. We would fund the purchase of the 625 Second Street Building with proceeds from a loan from an unaffiliated lender and with proceeds from this offering. We are currently negotiating the terms of the loan.

The 625 Second Street Building is located on an approximate 0.8-acre parcel of land at 625 Second Street in San Francisco, California. The 625 Second Street Building was built in 1906 and fully renovated in 1999. The property is currently 100% leased by LookSmart, Ltd., an online media and technology company that focuses on vertical search and provides related content, advertising and technology solutions for consumers, advertisers and publishers.

The current aggregate annual base rent for the 625 Second Street Building is approximately $4.7 million. As of January 2007, the current weighted-average remaining lease term for the current tenant of the 625 Second Street Building is approximately 2.9 years. The LookSmart, Ltd. lease expires in November 2009, and the average annual rental rate for the LookSmart, Ltd. lease over the remaining lease term is $2.92 per square foot. LookSmart, Ltd. has the right, at its option, to extend its lease for two additional five-year periods.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $1,750,000 of earnest money.

Indebtedness

As of January 23, 2007, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was $138 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 13 to the prospectus.

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